November 13, 2024

Anthony Kerrigone
Chief Executive Officer
Blue Line Holdings, Inc.
400 North Park Avenue, Suite 12-B
Breckenridge, CO 80424

       Re: Blue Line Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 30, 2024
           File No. 333-282317
Dear Anthony Kerrigone:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Sale of CocoLove Water, page 9

1. We note your revisions in response to prior comment 13. Please provide support for your statements that CocoLove is a premium brand that has superior taste and quality in comparison to its competitors and that CocoLove water provides a healthier alternative to other flavored water products.
 November 13, 2024
Page 2
Management, page 11

2. We note your response to prior comment 16. Please confirm that Anthony Kerrigone is not the Anthony B. Kerrigone that was the subject of a Cease and Desist Order pursuant to Section 21C of the Exchange Act in December of 2016, revise to include information responsive to Item 401(f) of Regulation S-K, or explain why you are not required to do so.
Item 15. Recent Sales of Unregistered Securities, page II-1

3. We note that you have sold shares of common stock in private placements during the pendency of this registered offering and your statement that there was no general solicitation in connection with the offer and sale of such securities. Please tell us how you solicited and negotiated the private offerings concurrent with the registered offering. Refer to Securities Act Release No. 8828 and Securities Act Sections
       Compliance and Disclosure Interpretations 139.25.
General

4.     Please provide an updated auditor   s consent from the public accounting
firm prior
       to effectiveness being granted.
5. We note your response to previous comment 7 and reissue. Your response does not include support for your conclusion that the selling shareholders, in particular Athony
       Kerrigone and Monarch Media, should not be considered to be acting as conduits of the issuer. In particular, we note that Anthony Kerrigone is your controlling shareholder, as well as your sole officer, director, and employee. We also note that you will not raise any funds in this offering but will need additional capital to implement your business plan. We also note that you have not explained the circumstances by which the selling shareholders acquired the shares. Please revise to include specific information that addresses the factors and details outlined under Securities Act Rules Compliance and Disclosure Interpretations
612.09 or
       revise to state that the selling shareholders are underwriters and that the shares will be sold at a fixed price for the duration of the offering.

       Please contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing